360 Sports, Inc.
244 5th Avenue
Suite R260
New York, NY 10001

February 4, 2016

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Withdrawal: File Number: 024-10516

To whom it may concern:

On January 22, 2016 360 Sports Inc. attempted to file a form 1A registration statement. and its supporting documents into the Edgar system. Due to technical challenges multiple file numbers were created giving the impression that we filed two separate offering statements.

We are respectfully asking to withdrawal File Numbers 024-10516.

We are asking for the removal in line and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), (b) Any application for withdrawal of a registration statement filed on Form F-2 (§ 239.32 of this chapter) relating to a dividend or interest reinvestment plan, or on Form S-4 (§ 239.25 of this chapter) complying with General Instruction G of that Form, and/or any pre-effective amendment thereto, will be deemed granted upon filing if such filing is made prior to the effective date. Any other application for withdrawal of an entire registration statement made before the effective date of the registration statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after the registrant files the application, the Commission notifies the registrant that the application for withdrawal will not be granted.

The registration statements in any of the filings have not been declared effective by the Commission.

If you have any questions regarding this letter, please contact me at 917-719-1360. Thank you.

Sincerely,

Robert F. Licopoli

Robert F. Licopoli
CEO
360 Sports, Inc.

CC via email: cfitedgar@sec.gov